Exhibit 99.1

Press Release Brussels / 22 March 2018 / 11:00 p.m. CET

Anheuser-Busch InBev to Redeem

Four Series of Senior Notes

Brussels, 22 March 2018 -- Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”, and together with ABIWW and ABC, the “Issuers”) are exercising their options to redeem in full the entire outstanding principal amount of the following series of notes on 23 April 2018 (the “Redemption Date”):

Aggregate Principal Amount	Issuer	Title of Series of Notes (collectively, the “Notes”)	CUSIP Nos.
USD 2,250,000,000	ABIWW	5.375% Notes due 2020 (the “ABIWW Notes”)	03523TAN8 / 03523TAJ7 / U03597AJ7

USD 300,000,000	ABC	5.000% Notes due 2019 (the “ABC Notes”)	035229CW1

USD 4,000,000,000	ABIFI	1.900% Notes due 2019 (the “1.900% ABIFI Notes”)	035242AG1

USD 1,250,000,000	ABIFI	2.150% Notes due 2019(the “2.150% ABIFI Notes”, and together with the 1.900% ABIFI Notes, the “ABIFI Notes”)	035242AE6

The ABIWW Notes will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the ABIWW Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the ABIWW Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the ABIWW Notes to be redeemed to (but excluding) the Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 16 October 2009, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “October 2009 Indenture”), the Third Supplemental Indenture thereto, dated as of 16 October 2009 (the “Third Supplemental Indenture”), and the terms of the ABIWW Notes.

ab-inbev.com

Press Release Brussels / 22 March 2018 / 11:00 p.m. CET

Capitalized terms used in this paragraph have the meanings assigned to such terms in the October 2009 Indenture, the Third Supplemental Indenture and the terms of the ABIWW Notes, as applicable.

The ABC Notes will be redeemed in full on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the principal amount of the ABC Notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption. The Adjusted Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 1 July 2001, among ABC, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank), as trustee (the “2001 Indentures”) and the terms of the ABC Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the terms of the ABC Notes.

The 1.900% ABIFI Notes will be redeemed in full on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the principal amount of the 1.900% ABIFI Notes or (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 1.900% ABIFI Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve (12) 30-day months) at the Treasury Rate plus 15 basis points. Such redemption is pursuant to the terms of the Indenture, dated as of 25 January 2016, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “January 2016 Indenture”), the First Supplemental Indenture thereto, dated as of 25 January 2016 (the “First Supplemental Indenture”), and the terms of the 1.900% ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2016 Indenture, the First Supplemental Indenture and the terms of the 1.900% ABIFI Notes, as applicable.

The 2.150% ABIFI Notes will be redeemed in full on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the principal amount of the 2.150% ABIFI Notes or (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 2.150% ABIFI Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve (12) 30-day months) at the Treasury Rate plus 10 basis points. Such redemption is pursuant to the terms of the Indenture, dated as of 17 January 2013, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “January 2013 Indenture”), the Tenth Supplemental Indenture thereto, dated as of 27 January 2014 (the “Tenth Supplemental Indenture”), and the terms of the 2.150% ABIFI Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the January 2013 Indenture, the Tenth Supplemental Indenture and the terms of the 2.150% ABIFI Notes, as applicable.

On the Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the Redemption Price will become due and payable on the Notes and, (iii) unless the Company defaults in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

ab-inbev.com	2

Press Release Brussels / 22 March 2018 / 11:00 p.m. CET

The trustee is transmitting to registered holders of the Notes the Issuers’ notices of redemption containing information required by the terms and conditions of the Notes and the Indentures.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Dutch and French versions of this press release will be available on 23 March 2018 on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Peter Dercon Tel: +32 (0) 16 276 823 E-mail: peter.dercon@ab-inbev.com Aimee Baxter Tel: +1.646.628.0393 E-mail: aimee.baxter@ab-inbev.com

Mariusz Jamka

Tel: +32-16-27-68-88

E-mail: mariusz.jamka@ab-inbev.com

Lauren Abbott

Tel: +1-212-573-9287

E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors

Gabriel Ventura

Tel: +1-212-478-7031

E-mail: gabriel.ventura@ab-inbev.com

Suma Prasad

Tel: +1-212-503-2887

E-mail: suma.prasad@ab-inbev.com

ab-inbev.com	3

Press Release Brussels / 22 March 2018 / 11:00 p.m. CET

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holding Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holding Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200,000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

ab-inbev.com	4